EXHIBIT 99.4
Telkom SA Limited
Incorporated in the Republic of South Africa
Registration number: 1991/005476/06
JSE and NYSE Share code: TKG
ISIN: ZAE 000044897
(“Telkom” or “the Company”)
Telkom SA Limited: Director dealing in securities
In compliance with paragraph 3.63 of the Listings Requirements of the JSE Limited, South Africa, we hereby advise the following dealing by a director in Telkom securities:

Name of director	: PG Nelson
Category of director	: Executive
Name of company	: Telkom SA Limited
Shares allocated in terms of the Telkom Conditional Share Plan

Allocation of securities	: Pursuant to the entering into a service agreement on appointment as the chief financial officer.
Securities granted	: 42 212 ordinary shares
Class of securities	: Ordinary shares
Securities consideration	: Nil
Option vesting dates	: 22 181 ordinary shares during June 2009 20 031 ordinary shares during June 2010
PRETORIA
28 January 2009
Sponsor to Telkom SA Limited
UBS South Africa (Pty) Ltd